

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via E-mail
Mr. Kristian B. Kos
President and Chief Executive Officer
New Source Energy Corporation
914 North Broadway, Suite 230
Oklahoma City, Oklahoma 73102

> **Re: New Source Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 28, 2012**
> **File No. 333-176548**

Dear Mr. Kos:

We have reviewed your amendment and your letter dated March 28, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1.   We note that your contract operator has drilled an average of 25 wells per year over the past six years, while you state on page 71 that 44 gross wells are to be drilled in 2012. Your third party engineer's "Total Proved Undeveloped" summary cash flow schedule presents 78 gross wells and 129 gross wells to be drilled in 2012 and 2013, respectively. Please reconcile these apparent inconsistencies and amend your documents in the appropriate sections to clarify your future drilling schedule and explain how your contract operator will have the capacity to drill these additional wells.

Business, page 65

Forced Pooling Process, page 74

2.   We note your statement, "Our contract operator's experience has been that very few other interest owners elect to participate in the drilling of new wells in our area of operations." Our experience has been that non-consent parties in a forced pooling action can retain a reversionary working interest which becomes effective upon payout of the reversion balance. If this is applicable to your situations, please expand your discussion to include this possible outcome. Address the fact that the ownership reversion would reduce your working interest in the subject spacing unit.

Notes to Financial Statements, page F-7

Supplemental Oil and Natural Gas Information, page F-27

3.   We note that you recorded a 5,211 MBoe reduction to your estimated proved reserves in 2011 primarily due to a change in the methodology utilized to estimate reserves. Please tell us how you evaluated whether this change in methodology reflects the correction of an accounting error that may require restatement of prior period financial results. In this regard, explain whether your prior methodology was an acceptable methodology. Please refer to the guidance at FASB ASC 250. Additionally, please quantify your response with the impact that the new methodology would have on reserve levels and on depreciation, depletion and amortization expense for 2010 and 2009 if it had always been utilized.

Unaudited Supplementary Information, page F-28

4.   Footnote (6) describes the 2011 Extensions and Discoveries as "…obtained through an agreement from New Dominion, LLC and its affiliates". Please amend your document to characterize this increase as an acquisition.

Changes in standardized measure of discounted future net cash flows, page F-29

5.   FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of "[p]reviously estimated development costs incurred during the period" in the determination of annual changes to the standardized measure. Please amend your document to comply with ASC 932.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 if you have questions regarding the engineering comments. You may contact Suying Li (Staff Accountant) at (202) 551-3476 or Sandy Eisen (Staff Accountant) at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director